Exhibit F.1


March 24, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: 	Northeast Utilities
Application/Declaration of Form U-1
File No. 70-9543

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities Service Company (NUSCO), a service company affiliate of Northeast Utilities ("NU"). In connection with the transactions contemplated by the Application/Declaration, as amended, in the above referenced file (the "Application"), I have acted as counsel to NU. This opinion is given to you with respect to the transactions described the Application pursuant to your Instructions as to Exhibits to applications and declarations filed on Form U-1. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application.

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NU, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In such examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts, the State of New York, the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts or the State of Connecticut, and do not hold myself out as an expert in the laws of such Commonwealth or such, although I have made a study of relevant laws of such Commonwealth and State. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts and the State of Connecticut, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth and State.

I have assumed that the transactions were carried out in conformity with the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

Based on and subject to the foregoing, I am of the opinion that:

1. All state laws applicable to the transactions for which the Commission's approval was sought in the Application have been complied with.

2. NU is validly organized and duly existing under the laws of the Commonwealth of Massachusetts.

3. The guarantee obligations of NU under (i) the Assumption Agreement between NU and The Connecticut Light and Power Company and (ii) the Assumption Agreement between NU and Western Massachusetts Electric Company are the valid and binding obligations of NU in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally and to the effect of general principles of equity.

4. The consummation of the transactions for which the Commission's approval was sought in the Application did not violate the legal rights of the holders of any securities issued by NU or any associate company thereof.

5. The Transactions for which the Commission's approval was sought in the Application have been carried out in accordance with the Application.

I hereby consent to the use of this opinion in connection with the filing of the Application.

 Very truly yours,

 /s/ Jeffrey C. Miller
 Jeffrey C. Miller
 Assistant General Counsel
 Northeast Utilities Service Company